UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1 )*


                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Shares of Beneficial Interest, without par value (1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   336142 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1999 (2)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.                  336142 10 4
-------------------------- -----------------------------------------------------
1.  NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert S. Hekemian
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    [_]  (a)
    [X]  (b)
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                      5.  Sole Voting Power           61,898   (3)
Number of
Shares                ----------------------------------------------------------
Beneficially          6.  Shared Voting Power         29,890   (4)
Owned by
Each                  ----------------------------------------------------------
Reporting             7.  Sole Dispositive Power      61,898   (3)
Person With
                      ----------------------------------------------------------
                      8.  Shared Dispositive Power    29,890   (4)



--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person     110,386 (5)

--------------------------------------------------------------------------------

10. Check Box if the  Aggregate  Amount in Row 9 Excludes            [ ]
    Certain  Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in                        7.0 %
    Row 9
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)                      IN
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer:

               First Real Estate Investment Trust of New Jersey

     (b)  Address of Issuer's Principal Executive Offices:

               505 Main Street, Hackensack, NJ 07602

Item 2.

     (a)  Name of Person Filing:

               Robert S. Hekemian

     (b)  Address of Principal Business Office or, if none, Residence:

               505 Main Street, Hackensack, NJ 07602

     (c)  Citizenship:

               United States

     (d)  Title of Class of Securities:

               Shares of Beneficial Interest, without par value

     (e)  CUSIP Number:

               336142 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)     [ ]       Broker or dealer registered under Section 15 of
                      the Act;

    (b)     [ ]       Bank as defined in Section 3(a)(6) of the Act;

    (c)     [ ]       Insurance company as defined in Section 3(a)(19)
                      of the Act;

    (d)     [ ]       Investment company registered under Section 8 of
                      the Investment Company Act of 1940;

    (e)     [ ]       An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

    (f)     [ ]       An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

    (g)     [ ]       A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);

    (h)     [ ]       A savings associations as defined in Section 3(b)
                      of the Federal Deposit Insurance Act;

    (i)     [ ]       A church plan that is excluded from the
                      definition of an investment company under Section
                      3(c)(14) of the Investment Company Act of 1940;

    (j)     [ ]       Group, in accordance with Rule
                      13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 110,386 Shares (5) .


     (b)  Percent of class: 7.0 % .

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 61,898 (3) .
                                                        ------------

          (ii) Shared power to vote or to direct the vote 29,890 (4) .
                                                          ------------

          (iii)Sole power to dispose or to direct the disposition of 61,898 (3).
                                                                      ----------

          (iv) Shared  power to dispose or to direct the  disposition  of 29,890
          -                                                            ---------
               (4) .
               -----

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.
        -------------------------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.
        ------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

        Not applicable.
        ------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

        Not applicable.
        ------------------------------------------------------------

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):


    Not applicable.
    -----------------------------------------------------------------

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

    Not applicable.
   ------------------------------------------------------------------



--------------------------------------------------------------------------------



(1) First Real Estate Investment Trust of New Jersey is an equity real estate investment trust. Beneficial interests in the Trust are designated as "Shares" without par value.

(2) Except as otherwise specified herein, the information presented in this Amendment No. 1 to Schedule 13G is as of December 31, 1999.

(3) Includes 28,000 Shares subject to currently exercisable stock options. Also includes (i) 18,368 Shares contributed to the Hekemian & Co., Inc. Pension Plan of which the reporting person is the trustee and a participant, and
     (ii) 10,435 Shares held by the Robert S. Hekemian Family Foundation of which the reporting person is President. The reporting person disclaims beneficial ownership to the Shares held by the Hekemian & Co., Inc. Pension Plan and the Robert S. Hekemian Family Foundation except to the extent of his pecuniary interest therein.

(4) Includes (i) an aggregate of 26,341 Shares which are held by certain partnerships in which the reporting person is a partner, and (ii) an aggregate of 3,549 Shares held in certain trusts for which the reporting person is a trustee and one trust in which the reporting person is a beneficiary. The reporting person disclaims beneficial ownership to the Shares held in the partnerships and the trusts except to the extent of his pecuniary interest therein.

(5) Footnotes 3 and 4 are incorporated herein by reference. Includes 18,598 Shares held by the reporting person's wife, with respect to which the reporting person disclaims beneficial ownership.


                     [The next page is the signature page.]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 23, 2004
                                                    ----------------------------
                                                                 Date

                                                      /s/ Robert S. Hekemian
                                                    ----------------------------
                                                              Signature

                                                    Robert S. Hekemian, Chairman
                                                    ----------------------------
                                                              Name/Title